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                           December 19, 2022

       Robert Easter, Jr.
       Chief Executive Officer
       The Holiday Lifestyle Fund 1 L.L.C.
       169 Griffin Boulevard, Suite 106
       Panama City Beach, Florida 32413

                                                        Re: The Holiday
Lifestyle Fund 1 L.L.C.
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed December 12,
2022
                                                            File No. 024-11571

       Dear Robert Easter:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Nicholas Antaki, Esq.